April 30, 2007

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

RE:      QUATERRA RESOURCES INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	July 17, 2007

RECORD DATE FOR NOTICE:	June 15, 2007

RECORD DATE FOR VOTING:	June 15, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	June 15, 2007

SECURITIES ENTITLED TO NOTICE:	Common Shares

SECURITIES ENTITLED TO VOTE:	Common Shares

Yours truly,

CIBC MELLON TRUST COMPANY

Trust Central Services

cc: CDS & Co. (Via Fax)

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.